                                                              EXHIBIT (a)(1)(v)


E-mail

To: Next Level Communications Employees
From: optionquestions@nlc.com


Dear Next Level Communications Employee:


        There are less than two weeks left for you to elect to exchange your stock options under Next Level Communications' Stock Option Exchange Program.

        Reminder: If you wish to participate in this program, your election form must be received by Human Resources no later than 6 p.m. PDT on August 7, 2001. We recommend you ensure that you receive a confirmation from us after you submit your election form.

        We will provide such confirmation within three (3) business days after accepting your election form.

        If you have questions about the Offer to Exchange, the Summary Term Sheet or the Election Concerning Exchange of Stock Options, please send your question to our internal e-mail address: optionquestions@nlc.com and a response will be delivered back to you.

        Stock Option Exchange Website: http://intranet/optionquestions/

The website will allow you to view the following documents:

*Frequently Asked Questions (excerpt from the Offer)
*Offer to Exchange
*Election form (can be printed and sent via internal mail or post) *Letter Communication from Michael Norris, CEO

[links participants to a web site which includes links to all of the documents referenced above]